SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

ISRAMCO, INC.
(Name of Issuer)

Common Stock par value $.01 per share
(Title of Class of Securities)

465141109
(CUSIP Number)

Martin Mushkin
Pomeranz Gottlieb & Mushkin, LLC
205 Lexington Avenue - 16th Floor
New York, NY  10016
212-779-4233

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 26, 1997
(Date of Event with Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule

13d.1(b) (3) or (4), check the following box: [  ]

Check the following box if a fee is being paid with the statement: [  ]

CUSIP No. 465141109                          (See Schedule A)

1)     Name of Reporting Person                     Naptha Holding Ltd.

       S.S. or I.R.S. Identification No.       (Intentionally
       of Above Person                              Omitted)



2)     Check the Appropriate Box if a          (a) [  ]
       Member of a Group                            (b) [  ]



3)     SEC Use Only



4)     Source of Funds                              WC



5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)     Citizenship or Place of Organization    Israel



                      7)   Sole Voting Power   15,766,225 shares
                           ________________________________________________

Number of Shares      8)   Shared Voting Power -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power   15,766,225 shares
                           ________________________________________________

                      10)  Shared Dispositive Power -0-



11)    Aggregate Amount Beneficially           15,766,225 shares
       Owned By Each Reporting Person



12)    Check box if the Aggregate Amount       [  ]
       in Row(11) Excludes Certain Shares



13)    Percent of Class Represented by         49.9%



14)    Type of Reporting Person                     CO

CUSIP No. 465141109                            (See Schedule B)

1)     Name of Reporting Person                Naphtha Israel Petroleum
                                               Corporation Ltd.
       S.S. or I.R.S. Identification No.       (Intentionally
       of Above Person                              Omitted)



2)     Check the Appropriate Box if a          (a) [  ]
       Member of a Group                            (b) [  ]



3)     SEC Use Only



4)     Source of Funds                              WC



5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)     Citizenship or Place of Organization    Israel



                      7)   Sole Voting Power   -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power   -0-
                           ________________________________________________

                      10)  Shared Dispositive Power -0-



11)    Aggregate Amount Beneficially           -0-
       Owned By Each Reporting Person



12)    Check box if the Aggregate Amount       [  ]
       in Row(11) Excludes Certain Shares



13)    Percent of Class Represented by         N/A



14)    Type of Reporting Person                     CO

CUSIP No. 465141109                            (See Schedule C)

1)     Name of Reporting Person                J.O.E.L. Jerusalem Oil
                                               Exploration Ltd.
       S.S. or I.R.S. Identification No.       (Intentionally
       of Above Person                              Omitted)



2)     Check the Appropriate Box if a          (a) [  ]
       Member of a Group                            (b) [  ]



3)     SEC Use Only



4)     Source of Funds                              N/A



5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)     Citizenship or Place of Organization    Israel



                      7)   Sole Voting Power   -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power   -0-
                           ________________________________________________

                      10)  Shared Dispositive Power -0-



11)    Aggregate Amount Beneficially           -0-
       Owned By Each Reporting Person



12)    Check box if the Aggregate Amount       [  ]
       in Row(11) Excludes Certain Shares



13)    Percent of Class Represented by         N/A



14)    Type of Reporting Person                     CO

CUSIP No. 465141109                            (See Schedule D)

1)     Name of Reporting Person                Equital Ltd.
                                               (formerly known as
                                                Pass-Port Ltd.)
       S.S. or I.R.S. Identification No.       (Intentionally
       of Above Person                              Omitted)



2)     Check the Appropriate Box if a          (a) [  ]
       Member of a Group                            (b) [  ]



3)     SEC Use Only



4)     Source of Funds                              N/A



5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)     Citizenship or Place of Organization    Israel



                      7)   Sole Voting Power   -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power   -0-
                           ________________________________________________

                      10)  Shared Dispositive Power -0-



11)    Aggregate Amount Beneficially           -0-
       Owned By Each Reporting Person



12)    Check box if the Aggregate Amount       [  ]
       in Row(11) Excludes Certain Shares



13)    Percent of Class Represented by         N/A



14)    Type of Reporting Person                     CO

CUSIP No. 465141109                            (See Schedule F)

1)     Name of Reporting Person                     Israel Credit Lines
                                               Complementary Financial
                                               Services Ltd.
       S.S. or I.R.S. Identification No.       (Intentionally
       of Above Person                              Omitted)



2)     Check the Appropriate Box if a          (a) [  ]
       Member of a Group                            (b) [  ]



3)     SEC Use Only



4)     Source of Funds                              N/A



5)     Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)     Citizenship or Place of Organization    Israel



                      7)   Sole Voting Power   -0-
                           ________________________________________________

Number of Shares      8)   Shared Voting Power -0-
Beneficially Owned         ________________________________________________
by Reporting
Person with           9)   Sole Dispositive Power   -0-
                           ________________________________________________

                      10)  Shared Dispositive Power -0-



11)    Aggregate Amount Beneficially           -0-
       Owned By Each Reporting Person



12)    Check box if the Aggregate Amount       [  ]
       in Row(11) Excludes Certain Shares



13)    Percent of Class Represented by         N/A



14)    Type of Reporting Person                     CO

CUSIP No. 465141109                            (See Schedule K)

1)       Name of Reporting Person               United Kingsway Ltd.

         S.S. or I.R.S. Identification No.       (Intentionally
         of Above Person                              Omitted)



2)       Check the Appropriate Box if a          (a) [  ]
         Member of a Group                            (b) [  ]



3)       SEC Use Only



4)       Source of Funds                              N/A



5)       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)       Citizenship or Place of Organization    Nassau, Bahamas



                        7)   Sole Voting Power   -0-
                             ________________________________________________

Number of Shares        8)   Shared Voting Power -0-
Beneficially Owned           ________________________________________________
by Reporting
Person with             9)   Sole Dispositive Power   -0-
                             ________________________________________________

                        10)  Shared Dispositive Power -0-



11)      Aggregate Amount Beneficially           -0-
         Owned By Each Reporting Person



12)      Check box if the Aggregate Amount       [  ]
         in Row(11) Excludes Certain Shares



13)      Percent of Class Represented by         N/A



14)      Type of Reporting Person                     CO

CUSIP No. 465141109                              (See Schedule L)

1)       Name of Reporting Person                     YHK Investment LP

         S.S. or I.R.S. Identification No.       (Intentionally
         of Above Person                              Omitted)



2)       Check the Appropriate Box if a               (a) [  ]
         Member of a Group                            (b) [  ]



3)       SEC Use Only



4)       Source of Funds                              [AF]



5)       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)       Citizenship or Place of Organization    Israel



                        7)   Sole Voting Power   -0-
                             ________________________________________________

Number of Shares        8)   Shared Voting Power -0-
Beneficially Owned           ________________________________________________
by Reporting
Person with             9)   Sole Dispositive Power   -0-
                             ________________________________________________

                        10)  Shared Dispositive Power -0-



11)      Aggregate Amount Beneficially                -0-
         Owned By Each Reporting Person



12)      Check box if the Aggregate Amount       [  ]
         in Row(11) Excludes Certain Shares



13)      Percent of Class Represented by         -0-



14)      Type of Reporting Person                     PN
CUSIP No. 465141109
See Schedule M)

1)       Name of Reporting Person                Carmen Management and
                                                 Assets (1997) Ltd.
         S.S. or I.R.S. Identification No.       (Intentionally
         of Above Person                              Omitted)



2)       Check the Appropriate Box if a          (a) [  ]
         Member of a Group                            (b) [  ]



3)       SEC Use Only



4)       Source of Funds                              N/A



5)       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)       Citizenship or Place of Organization    Israel



                        7)   Sole Voting Power   -0-
                             ________________________________________________

Number of Shares        8)   Shared Voting Power -0-
Beneficially Owned           ________________________________________________
by Reporting
Person with             9)   Sole Dispositive Power   -0-
                             ________________________________________________

                        10)  Shared Dispositive Power -0-



11)      Aggregate Amount Beneficially           -0-
         Owned By Each Reporting Person



12)      Check box if the Aggregate Amount       [  ]
         in Row(11) Excludes Certain Shares



13)      Percent of Class Represented by         N/A



14)      Type of Reporting Person                     CO

CUSIP No. 465141109                              (See Schedule N)

1)       Name of Reporting Person                     Avraham Livnat Ltd.

         S.S. or I.R.S. Identification No.       (Intentionally
         of Above Person                              Omitted)



2)       Check the Appropriate Box if a          (a) [  ]
         Member of a Group                            (b) [  ]



3)       SEC Use Only



4)       Source of Funds                              N/A



5)       Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)   [  ]



6)       Citizenship or Place of Organization    Israel



                        7)   Sole Voting Power   -0-
                             ________________________________________________

Number of Shares        8)   Shared Voting Power -0-
Beneficially Owned           ________________________________________________
by Reporting
Person with             9)   Sole Dispositive Power   -0-
                             ________________________________________________

                        10)  Shared Dispositive Power -0-



11)      Aggregate Amount Beneficially           -0-
         Owned By Each Reporting Person



12)      Check box if the Aggregate Amount       [  ]
         in Row(11) Excludes Certain Shares



13)      Percent of Class Represented by         N/A



14)      Type of Reporting Person                     CO

        The Schedule 13D filed with the Securities and Exchange Commission (the Commission") on September 20, 1995,
1. as amended by Amendment No. 1 filed with the Commission on January 20, 1996,
2. as amended by Amendment No. 2 filed with the Commission on or about March 27, 1996,
3. as amended by Amendment No. 3 filed with the Commission on or about November 27, 1996,
4. as amended by Amendment No. 4 filed with the Commission on February 12, 1997,
5. as amended by Amendment No. 5 filed with the Commission on May 12, 1997, and
6. as amended by Amendment No. 6 filed with the Commission on October 10, 1997, manually, and October 21, 1997 electronically.

(collectively the "Schedule 13D") relating to the common stock, par value $.01 per share, of Isramco, Inc. are hereby amended by adding the information set forth below. All capitalized terms herein have the meaning ascribed to them in Schedule 13D.

         This amendment is filed by, and United Kingsway Ltd. ("Kingsway"), Israel Credit Lines Complementary Financial Services Ltd ("Complementary"), Avraham Livnat Ltd., Carmen Management and Assets (1997) Ltd. ( Carmen Management"),, YHK Limited Partnership ("YHK") YHK General
Managers, Ltd. ("YHK Managers") and Naptha Holding Ltd. ("Holding").

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share, ("shares") of Isramco, Inc., a Delaware corporation (the "Issuer"). In December, 1997, the principal executive office of the Issuer is at: 1770 St. James Place, Ste 607, Houston, TX 77056.

Item 2.  Identity and Background.

         As reported more fully in Amendment No. 5 to the Schedule 13D, Kingsway and Complementary formed Y.H.K. Investment LP ("YHK"). YHK controls Equital Ltd. ("Equital") and through the chain shown in the annexed Chart of Ownership, it controls Isramco.

         Change in Reporting Persons         On August 5, 1997, Complementary
transferred a 9% interest in each of YHK and YHK Managers to Kingsway. On October 28, 1997, Complementary transferred a 26% interest in of each of YHK
and YHK Managers to Carmen Management.   The two transfers constituted a
transfer of all of Complementary's interests in YHK and YHK Managers. YHK General Managers is the general partner of YHK. Carmen Management is controlled by Avraham Livnat Ltd. Consequently, Complementary (and David Yayni) are no longer in the chain of ownership having been replaced by Avraham Livnat Ltd. and Carmen Management. Carmen Management is an Israeli corporation, formed for the purpose of investing in various companies. Avraham Livnat Ltd. is an Israeli company formed to hold Livnat interests.

         Purchase of Shares on the Open Market        On December 26, 1997,
Holding purchased 892,000 shares of the Issuer (the "Shares") for $808,152, an average price of $0.906 per share. This changed the percentage of ownership of the Issuer's shares by the reporting persons to 49.9%, assuming the exercise by Holding of warrants it holds to purchase 5, 000,000 shares of Isramco.

         Principal Places of Business            The principal place of
business of Naptha Holding Ltd. ("Holding"),J.O.E.L. Jerusalem Oil Exploration Ltd. ("J.O.E.L."), and Equital Ltd. ("Equital") is 8, Granit Street,
Kiryat Arie, Box 10188, Petach-Tikva, Israel 49222. The principal place of business of Carmen Management is 18 Hazayit St., Karmey Yossef, Israel, 99797. The principal place of business of Avraham Livnat, Ltd. is 18 Hazayit St., Karmey Yossef, Israel 99797.

         The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such person are a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons deny that they should be deemed to be such a "group" and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Act.

          During the last five years, none of the Reporting Persons, nor any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, none of the Reporting Persons, nor any of their officers and directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Holding used its working capital to purchase the 892,000 shares.

         Carmen Management financed its purchase of its interests in YHK and YHK Managers through a loan from Israeli Discount Bank pursuant to which it pledged its shares of YHK and YHK Managers and its interests in those companies.

Item 4.  Purpose of the Transaction.

         The purchase of the Shares was made by Holding because it deemed the shares to be underpriced on the open market.

         The transaction pursuant to which Carmen Management acquired its interests in YHK an YHK Managers was part of a larger transaction in which the Livnat interests acquired portions of the interests previously controlled by Complementary. As part of that series of transactions, Carmen
Management purchased its interest in YHK and YHK Managers to resume its position in the chain of ownership and in the economic interests of the companies in that chain. See original Schedule 13D filing and prior amendments.

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate number and percentage of the class of securities being reported on here beneficially owned by the Reporting Persons is 15,766, 225 shares which is 49.9% of the outstanding shares assuming the exercise of all of the warrants to held by Holding (the "Shares"). The other persons who, together with the persons named in Item 2, comprise a group with the meaning of Section 13(d)(3) of the Act are indirect beneficial owners of these Shares.
         (b)  All power to vote the Shares is vested in Holding.

         (c) From time to time, the persons making this report may acquire additional securities of Isramco in the ordinary course of their business in market transactions.

Item 6. Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 15 - Power of Attorney (changing the persons granted that power and adding Carmen Management and Avraham Livnat Ltd. to the persons granting the power).

                           CHART OF OWNERSHIP

                                             AVRAHAM LIVNAT LTD.
                                                  |
                                                  |    100%
                                                  |
                                                  |/
UNITED KINGSWAY LTD                     CARMEN MANAGEMENT AND
(Owned by Haim Tsuff)                        ASSETS (1997) LTD.
     |                                       |
     |    74%                                |    26%
     |                                       |
     |                                       |
     |>-------Y.H.K.                                   |
     LIMITED PARTNERSHIP (Israel)-----------<--------------------|
               |
               |    42.3%
               |
               |/
          EQUITAL  LTD.
          |\   |
     9.6% |    |    43.4%
          |    |
          |    |/
           J.O.E.L. LTD.-------------------------------|
               |                                       |
               |    86.6%                              |
               |/                                      |
          NAPHTHA ISRAEL PETROLEUM                     |
            CORPORATION LTD.-------------->----------  |    5.5%
               |                        |              |
               |    100%                |    2.6%      |
               |/                       |              |
          NAPTHA HOLDING LTD.           |/             |\
               |                        |              |
               |    47.3%                   |          |
              |/                       |              |
         ISRAMCO  INC.----------------------<----------|           |
              |----------------------------------------------------|
              |
              |/
         ISRAMCO OIL AND GAS LTD
           GENERAL PARTNER
              |
              |
              |/
         ISRAMCO NEGEV 2 LIMITED PARTNERSHIP
EXHIBIT 11

                SIGNATURES AND JOINT FILING AGREEMENT

    Each of the undersigned hereby agrees that the Schedule 13D with respect to the common stock, par value $.01 per share, of Isramco, Inc. (to which this Agreement is attached as EXHIBIT 10), and all subsequent amendments, may be filed on behalf of each such person.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 1998

    NAPTHA HOLDING LTD. ("HOLDING")                        Schedule A
    NAPHTHA ISRAEL PETROLEUM CORPORATION LTD. ("Naphtha")  Schedule B
    J.O.E.L. JERUSALEM OIL EXPLORATION LTD. ("J.O.E.L.")   Schedule C
    EQUITAL LTD. ("Equital")                               Schedule D
    ISRAEL CREDIT LINES COMPLEMENTARY FINANCIAL SERVICES LTD. Schedule F
    UNITED KINGSWAY LTD. ("United")                        Schedule K
    YHK INVESTMENT LIMITED PARTNERSHIP ("YHK")             Schedule L
    CARMEN MANAGEMENT AND ASSETS (1997) LTD.               Schedule M
    Avraham LIVNAT LTD.                                    Schedule N
    By:____/s/__________________________________________
           Pinchas Pinchas, Attorney in Fact
           See powers of attorney filed with prior Amendments.

                          POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints Pinchas Pinchas, Yossi Levy and ______________ and each of them, its true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof. This power of attorney may be signed in counterparts.

As of January  8, 1998

    NAPTHA HOLDING LTD. ("HOLDING")

    by _________________________________
         an authorized officer
                                                           Schedule A

    NAPHTHA ISRAEL PETROLEUM CORPORATION LTD.              Schedule B

    by________________________________
         an authorized officer

    J.O.E.L. JERUSALEM OIL EXPLORATION LTD.                Schedule C

    by________________________________
         an authorized officer

    EQUITAL LTD.                                           Schedule D

    by________________________________
         an authorized officer

    UNITED KINGSWAY LTD.                                   Schedule K

    by________________________________
         an authorized officer

    YHK INVESTMENT LIMITED PARTNERSHIP                    Schedule L

    by Y.H.K. General Managers, Ltd., General Partner

    by________________________________
         an authorized officer
        of the General Partner

    CARMEN MANAGEMENT AND ASSETS (1997) LTD.              Schedule M

    by___/s/Avraham Livnat______________
         an authorized officer

    AVRAHAM LIVNAT LTD.                                   Schedule N

    by __/s/Avraham Livnat_____________
         an authorized officer
                              SCHEDULE A
                     DIRECTORS AND EXECUTIVE OFFICERS
                                    OF
                           NAPTHA HOLDING LTD.
                               ("HOLDING")


Name                         Title               Address

Jackob Maimon                Director            10 Izack Sade Street
                                                 Petach-Tikva

Yossi Levy                   Director            5 Mishmar Hashlosha Street
                                                 Rishon Letzion
                              SCHEDULE B
                     DIRECTORS AND EXECUTIVE OFFICERS
                                    OF
                   NAPHTHA ISRAEL PETROLEUM CORP. LTD.


Name                    Title                         Address

Jackob Maimon           Chairman of the Board    10 Izack Sade Street
                                                 Netach-Tikva

Yossi Levy              General Manager          5 Mishmar Haslosha Street
                                                 Rishon Letzion

Pinchas Pinchas         Comptroller              82b Katz Street
                                                 Petach-Tikva

Anat Riner    Director  154 Rotshild Street
                   Petach-Tikva

Meir Avrahami    Director  6 Rhash Street
                 Hadera

ReviveTal Ltd.   Director2 8 Granit Street
                 Kiryat Arie
                 Petach-Tikva 49222

Revive Gal Ltd.  Director2 8 Granit Street
                 Kiryat Arie
                 Petach-Tikva 49222

Revive Ad Ltd.   Director2 8 Granit Street
                 Kiryat Arie
                 Petach-Tikva 49222

Revive Dan Ltd.  Director2 8 Granit Street
                 Kiryat Arie
                 Petach-Tikva 49222
                            SCHEDULE C
                    DIRECTORS AND EXECUTIVE OFFICERS
                                 OF
              J.O.E.L. JERUSALEM OIL EXPLORATION LTD.

MICHAL MALCAH
Director
5 Kasani Street, Ramat Aviv, Tel Aviv, Israel
Advocate

ARIEH PERL
Director
41 Alexander Zeid Street, Naveh Oz, Petach Tikva, Israel
Manager of several companies; director of Polygon Co., a textile company

BARUCH KIRSHSTEIN
Director
10 Alfassi Street, Jerusalem, Israel
General Manager of B. Kirsharein Ltd.

MOSHE MITELMAN, Ph.D.
Director
39 Dibell Reoven Street
Petach-Tikva

DAVID DAVID
General Manager
7 Tidhar Street, Ramat-Efal

PINCHAS PINCHAS
Comptroller
82B Katz Street, Petach-Tikva

ANMON ARGAMAN, CPA
Internal Auditor

BORDOSTONE LTD.
Director
8 Granit Street, Kiryat Arie, Petach-Tikva
                             SCHEDULE D
                  DIRECTORS AND EXECUTIVE OFFICERS
                                 OF
                            EQUITAL LTD.


MICHAEL VALDAN
Director
35 Burla Street, Tel-Aviv, Israel
Advisor in the field of chemistry and petro-chemistry in Israel and abroad

DR. ESTI BAT
Director
2 Dow Gruner, Herzliya, Israel
Marketing Manager, Lecturer at the Tel-Aviv University

MICHAEL GUTMAN
General Manager

PINCHAS PINCHAS
Comptroller
82B Katz Street, Petach Tikva, Israel

BLACKSTONE LTD.
Director
8 Granit Street, Kiryat Arie, Petach-Tikva

ORANGESTONE LTD.
Director1
8 Granit Street, Kiryat Arie, Petach-Tikva

PINKSTONE LTD.
Director1
8 Granit Street, Kiryat Arie, Petach-Tikva

BORDOSTONE LTD.
Director1
8 Granit Street, Kiryat Arie, Petach-Tikva
                             SCHEDULE F
                  DIRECTORS AND EXECUTIVE OFFICERS
                                 OF
                        ISRAEL CREDIT LINES
               COMPLEMENTARY FINANCIAL SERVICES LTD.


ERAN TADMOR
Director (Manager, L.T.S. Ltd., electric products)
1 Oranim Street
Kefar Shemrio

RONY ELIAD
Director - P.R. and marketing consultant
39 Shamgar Street, Zala

DAVID YAYNI
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

YARON YAYNI1
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

RON BARNESS1
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

SHIMON ELBAZ1
Director
4 Raoul Wallenberg St., Tel-Aviv, Israel

EYAL GIBOR1
Co-General Manager
14 Drezner St., Tel-Aviv, Israel

YOUVAL RAN1
Co-General Manager
9 Berazani Str., Ramat Aviv, Tel-Aviv, Israel

YOUVAL YAYNI1
Secretary
4 Raoul Wallenberg St., Tel-Aviv, Israel
                             SCHEDULE K
                  DIRECTORS AND EXECUTIVE OFFICERS
                                 OF
                        UNITED KINGSWAY LTD.

HAIM TSUFF
Director and Sole Shareholder
12 Haporzim Street, Petach Tikva, Israel
Manager of several companies
Citizen of Israel and the Netherlands
                             SCHEDULE L
                  DIRECTORS AND EXECUTIVE OFFICERS
                                 OF
                  YHK INVESTMENTS LIMITED PARTNERSHIP

General Partner  (0.02%)

YHK General Managers, Ltd.


The Executive Officers of the General Partner are:

Not appointed yet.


Directors

Zeev Livnat
26 Hanarkis Street, Karmey-Yossef, Israel

Haim Tsuff
12 Haporzim Street, Petach Tikva, Israel
Manager of several companies
Citizen of Israel and the Netherlands

Josef Tsuff
Pensioner
12 Haporzim Street, Petach Tikva, Israel

Tina Miamon-Arckens (Homemaker)
38 Bilu Street, Hertzliya, Israel

Limited Partners

The limited partners of YHK are Carmen Management and Assets (1997), Ltd. (25.99%) and United Kingsway Ltd. (73.99%)


See Schedule K regarding Kingsway.
                             SCHEDULE M
                  DIRECTORS AND EXECUTIVE OFFICERS
                                 OF
CARMEN MANAGEMENT AND ASSETS (1997) LTD.


Name             Title     Address

Avraham Livnat        Director/Shareholder     18 Hazayit Street
  Principal occupation:  Investor/Businessman  Karmey Yossef, Israel

Zeev Livnat      Director  26 Hanarkis Street
  Principal occupation:  Investor/Businessman  Karmey Yossef, Israel

Zvi Livnat       Director  12 Hayasmin
  Principal occupation:  Investor/Businessman  Karmey Yossef, Israel

Shai Livnat      Director  50 Dizengoff Street
  Principal occupation:  Investor/Businessman  Tel-Aviv, Israel
                             SCHEDULE N
           DIRECTORS, EXECUTIVE OFFICERS AND SHAREHOLDERS
                                 OF
AVRAHAM LIVNAT LTD.

Name             Title     Address

Avraham Livnat        Director/ 20% Shareholder     18 Hazayit Street
  Principal occupation:  Investor/Businessman  Karmey Yossef, Israel

Rachel Livnat         Director/20%Shareholder  18 Hazayit Street
  Principal occupation: Homemaker         Karmey Yossef, Israel

Zeev Livnat      20% Shareholder     26 Hanarkis Street
  Principal occupation:  Investor/Businessman  Karmey Yossef, Israel

Zvi Livnat       20% Shareholder     12 Hayasmin
  Principal occupation:  Investor/Businessman  Karmey Yossef, Israel

Shai Livnat      20% Shareholder     50 Dizengoff Street
  Principal occupation:  Investor/Businessman  Tel-Aviv, Israel